UNITED ST/
SECURITIES AND EXCHA
Washington, D.

05039241

OMB APPROVAL	
Number:	3235-0123
es:	January 31, 2007
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 Pontiac Avenue #301
(No. and Street)

Cranston (City) Rhode Island (State) 02920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Misbin 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cayer Caccia, LLP
(Name – *if individual, state last, first, middle name*)

405 Promenade Street (Address) PROCESSED (City) Rhode Island (State) 02908 (Zip Code)

MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barry Misbin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Capital Group Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

	Schedule	Page(s)
Independent Auditor's Report		1
Statements of Financial Condition		2
Statements of Operations		3
Statements of Changes in Stockholders' Equity		4
Statements of Cash Flows		5
Notes to Financial Statements		6 – 8
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	I	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	II	11
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	III	12
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	IV	13

CAYER CACCIA LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
The Capital Group Securities, Inc.
Cranston, Rhode Island

We have audited the accompanying statements of financial condition of The Capital Group Securities, Inc. (a Rhode Island S-Corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cayer Caccia, LLP.

February 8, 2005

405 Promenade Street, Providence, RI 02908 (401) 421-7700 FAX (401) 421-5252
100 Plaza Center 68 Cumberland Street, Woonsocket, RI 02895 (401) 766-8100

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current assets:		
Cash and cash equivalents	$ 34,953	$ 34,199
Deposits with clearing organization	26,383	26,276
Commissions receivable	88,658	77,802
Total current assets	149,994	138,277
TOTAL ASSETS	$149,994	$138,277

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Accounts payable	$ 5,900	$ 9,900
Commissions payable	85,997	75,468
Total current liabilities	91,897	85,368
Stockholders' equity:		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	50,000	50,000
Additional paid-in-capital	52,000	
Retained earnings (deficit)	(43,903)	2,909
Total stockholders' equity	58,097	52,909
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$149,994	$138,277

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Commission income	$686,500	$540,270
Commission expense	673,378	531,192
Gross profit	13,122	9,078
Administrative expenses	60,043	17,698
Operating loss	(46,921)	(8,620)
Other income :		
Interest income	109	73
Net loss	$ (46,812)	$ (8,547)

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional Paid-in-Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance at December 31, 2002	100	$50,000		$11,456	$61,456
Net loss				(8,547)	(8,547)
Balance at December 31, 2003	100	50,000	$ 0	2,909	52,909
Net loss				(46,812)	(46,812)
Noncash contribution of equity			52,000		52,000
Balance at December 31, 2004	100	$50,000	$52,000	$(43,903)	$58,097

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$(46,812)	$ (8,547)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in additional paid-in-capital from noncash contribution of equity	52,000	
Changes in assets and liabilities:		
Increase in commissions receivable	(10,856)	(7,802)
(Decrease) increase in accounts payable	(4,000)	9,900
Increase in commissions payable	10,529	7,568
Increase in deposits with clearing organization	(107)	(73)
Net cash provided by operating activities	754	1,046
Net increase in cash and cash equivalents	754	1,046
Cash and cash equivalents, beginning of year	34,199	33,153
Cash and cash equivalents, end of year	$34,953	$34,199

SEE NOTES TO FINANCIAL STATEMENTS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company operates primarily throughout Rhode Island as a broker-dealer, registered with the Securities and Exchange Commission under Section 15 of the Securities Exchange Act of 1934.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash, cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair value at the balance sheet date due to their short-term nature.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company generally will not pay corporate income taxes on its taxable income. Instead, the shareholders are liable for income taxes on the Company's taxable income as it affects the shareholders' individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the classifications used in the 2004 financial statements.

(CONTINUED)

2. *TRANSACTIONS WITH RELATED PARTIES*

The Company has entered into an agreement with The Capital Group Financial Advisors, Inc. whereby The Capital Group Financial Advisors, Inc. provides certain administrative services, which include rent, utilities, salaries and other general and administrative expenses to the Company in exchange for a monthly fee. The monthly fee per the agreement was $250 for the period of January 2003 through November 2003. Although not formally amended in the written agreement, the monthly fee increased to $4,000 per month beginning December 2003. The shareholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company. For the years ending December 31, 2004 and 2003, administrative fees of $0 and $2,750 were waived by The Capital Group Financial Advisors, Inc. For the year ended December 31, 2004, the shareholders of The Capital Group Financial Advisors, Inc. contributed $52,000 to the Company, which represents the monthly overhead fee for the period from December 2003 through December 2004 via a noncash capital contribution.

During the years ended December 31, 2004 and 2003, the Company transferred commission income of $673,378 and $531,192, respectively to the Company's sole shareholders. These transfers represent approximately 98.1% and 98.3%, respectively of total commission income.

3. *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital as computed under 15c3-1 was $57,569 at December 31, 2004 which resulted in a net capital excess of the required net capital of $6,126 in the amount of $51,443. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 1.60 to 1.

The Company's net capital as computed under 15c3-1 was $52,384 at December 31, 2003 which resulted in a net capital excess of the required net capital of $5,691 in the amount of $46,693. The ratio of aggregate indebtedness to net capital at December 31, 2003 was 1.63 to 1.

4. *CASH AND CASH EQUIVALENTS*

At December 31, 2004, the carrying amount of the Company's deposits was $34,953 and the bank balance was $42,544, of which the entire amount was covered by federal depository insurance.

At December 31, 2003, the carrying amount of the Company's deposits was $34,199 and the bank balance was $34,199, of which the entire amount was covered by federal depository insurance.

5. *CONCENTRATIONS OF CREDIT RISK*

The Company is engaged in various trading and brokerage activities whose counterparties primarily include various financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business.

(CONTINUED)

6. COMMITMENTS

On October 13, 2000, the Company entered into an agreement with a clearing organization whereby the clearing organization offers certain clearing, execution, and related services for transactions in securities. The agreement stipulates that the Company will maintain a $25,000 escrow deposit, rising to $50,000 one year following the date of the agreement. At December 31, 2004, the clearing organization has not requested this increase. The balance on deposit at December 31, 2004 totaled $26,383, resulting in a difference of $23,617. In the event of termination, the Company will be charged for the actual cost of the transfer but not less than $7,500

7. MAJOR CUSTOMERS

For the year ended December 31, 2004, the Company received 21%, 16% and 12% of its income from three different companies. For the year ended December 31, 2003, the Company received 20%, 14%, and 10% of its income from three different companies.

(CONCLUDED)

SUPPLEMENTARY INFORMATION

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004 AND 2003

	2004	2003
Net capital:		
Common stock	$50,000	$50,000
Additional paid-in-capital	52,000	
Retained earnings	(43,903)	2,909
Total	58,097	52,909
Adjustments to net capital:		
Haircuts	(528)	(525)
Net capital, as defined	$57,569	$52,384
Aggregate indebtedness:		
Accounts payable	$ 5,900	$ 9,900
Commissions payable	85,997	75,468
Total aggregate indebtedness	$91,897	$85,368
Capital requirements	$ 6,126	$ 5,691
Net capital in excess of requirement	$51,443	$46,693
Ratio of aggregate indebtedness to net capital	1.60 to 1	1.63 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31:		
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$57,569	$58,284
Net audit adjustments	0	(5,900)
Net capital per above	$57,569	$52,384

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004 AND 2003

The Capital Group Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004 AND 2003

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS DECEMBER 31, 2004 AND 2003

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).